# SEC Schedule 13D/A (Amendment No. 8) — Beneficial ownership report by holders of more than 5% of a class

Issuer: StealthGas Inc., CIK 0001328919
CUSIP: Y81669106
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 331 Kifissias Avenue, Kifissia, Athens, Greece (J3), 14561
Date of event which requires filing of this statement: 09/18/2025
Filed by CIK 0001328920
Persons authorized to receive notices and communications: Harry N. Vafias, c/o StealthGas Inc., 331 Kifissias Avenue, Kifissia, Athens, Greece (J3), 14561, 011 30210 625 0001

## Reporting persons
- Flawless Management Inc. (CIK 0001328920): type of reporting person: corporation (CO); citizenship or place of organization: Marshall Islands (1T); source of funds: other (OO); sole voting power 0; shared voting power 7,105,453; sole dispositive power 0; shared dispositive power 7,105,453; aggregate amount beneficially owned 7,105,453 (19.1% of the class)
- Arethusa Properties LTD (CIK 0002004014): type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); source of funds: other (OO); sole voting power 0; shared voting power 586,020; sole dispositive power 0; shared dispositive power 586,020; aggregate amount beneficially owned 586,020 (1.6% of the class)
- Harry N. Vafias: type of reporting person: individual (IN); citizenship or place of organization: Greece (J3); source of funds: other (OO); sole voting power 4,111,240; shared voting power 7,691,473; sole dispositive power 4,111,240; shared dispositive power 7,691,473; aggregate amount beneficially owned 11,802,713 (31.7% of the class)
  Comment: The number of shares beneficially owned by Harry N. Vafias with sole voting and dispositive power includes 734,500 restricted shares outstanding as of the date hereof and 245,000 shares issuable upon exercise of vested stock options, and excludes 245,000 shares issuable upon exercise of unvested stock options scheduled to vest more than 60 days after the date hereof. Of these restricted shares, 279,500 vest on December 8, 2025, 125,000 vest on April 23, 2026, 150,000 vest on September 16, 2026, 90,000 vest on September 18, 2026 and 90,000 vest on September 18, 2027. Of these unvested stock options, 145,000 vest on December 8, 2025, 50,000 vest on April 23, 2026 and 50,000 vest on September 16, 2026. These restricted shares and unvested options remain subject to forfeiture if the time-based vesting conditions are not satisfied.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: StealthGas Inc.
Address of issuer's principal executive offices: 331 Kifissias Avenue, Kifissia, Athens, Greece (J3), 14561
Comment:
This Amendment No. 8 to the Statement on Schedule 13D originally filed on February 5, 2018, as amended by Amendment No. 1 on March 27, 2020, Amendment No. 2 on June 1, 2021, Amendment No. 3 on May 31, 2023, Amendment No. 4 on November 3, 2023, Amendment No. 5 on December 8, 2023, Amendment No. 6 on September 19, 2024 and Amendment No. 7 on December 26, 2024 (the "Schedule 13D") relates to the common stock, par value $0.01 per share ("Common Stock"), of StealthGas Inc., a Marshall Islands corporation (the "Company"), and is being filed pursuant to a Joint Filing Agreement (attached as Exhibit 1 and incorporated herein by reference) by and between Flawless Management Inc., a Republic of the Marshall Islands corporation ("Flawless"), Arethusa Properties LTD, a British Virgin Islands company ("Arethusa"), and Harry N. Vafias in his personal capacity (sometimes collectively referred to as the "Reporting Persons").

Information given in response to each item below shall be deemed incorporated by reference in all other items below. Unless indicated otherwise, all items left blank remain unchanged, and any items which are amended below are deemed to amend and update the existing items in the Schedule 13D

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
On April 30, 2025, Mr. Vafias' father, Nikolaos Vafias, transferred 99,624 shares of Common Stock to Mr. Vafias without consideration.

This Amendment No. 8 also updates the number of shares of Common Stock beneficially owned by Mr. Vafias to include 180,000 shares of restricted common stock, 50% of which vest on September 18, 2026 and 50% of which vest on September 18, 2027, subject to satisfaction of time-based vesting, acquired as compensatory awards on September 18, 2025.

This Amendment No. 8 also updates the number of shares of Common Stock beneficially owned by Mr. Vafias to include the 50,000 shares of Common Stock acquirable pursuant to compensatory stock options at an exercise price of $6.01 per share which vested on April 23, 2025 and 50,000 shares of Common Stock acquirable pursuant to compensatory stock options at an exercise price of $6.89 per share which vested on September 16, 2025.

## Item 4. Purpose of Transaction
Purpose of transaction: See the response to Item 3, which is incorporated by reference herein. None of the Reporting Persons has any plans or proposals with respect to any material change in the Company's business or corporate structure or, generally, any other action referred to in instructions (a) through (j) of Item 4 of the form of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See Items 11 and 13 on the cover pages to this Amendment No. 8 for the aggregate number and percentage of the class of Common Stock owned by each Reporting Person.
Number of shares as to which each person has sole or shared power to vote or dispose:
Number of shares as to which each Reporting Person has:

i. Sole power to vote or to direct the vote: See Item 7 on cover pages to this Statement.

ii. Shared power to vote or to direct the vote: See Item 8 on cover pages to this Statement.

iii. Sole power to dispose or direct the disposition: See Item 9 on cover pages to this Statement.

iv. Shared power to dispose or direct the disposition: See Item 10 on cover pages to this Statement.
Transactions in the class effected during the past sixty days: Other than as set forth in response to Item 3 above, no other transactions in the Company's Common Stock by the Reporting Persons were effected in the past 60 days.
Other persons with the right to receive dividends or sale proceeds: No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby amended to add the following exhibit:

Exhibit 99.1: Joint Filing Agreement, dated September 22, 2025, among Flawless Management Inc., Arethusa Properties LTD and Harry N. Vafias.

## Signatures
- Flawless Management Inc.: /s/ Harry N. Vafias, Harry N. Vafias/President (09/22/2025)
- Arethusa Properties LTD: /s/ Harry N. Vafias, Harry N. Vafias/President (09/22/2025)
- Harry N. Vafias: /s/ Harry N. Vafias, Harry N. Vafias (09/22/2025)